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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                        October 13, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:    Pioneer Series Trust IV
       Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 333-126384; 811-21781

Ladies and Gentlemen:

       This letter is to respond to a comment we received from Mr. Ryan Sutcliffe of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A of Pioneer Series Trust IV (the "Registrant"), with respect to its series Amundi Climate Transition Core Bond Fund (the "Fund"). Following is the Staff's comment and the Registrant's response thereto:

    Comment: The Staff noted that in response to its original comments, the Registrant stated that the adviser does not intend to rely on a third party vendor's analysis, criteria or scoring as the basis for selecting investments for the Fund, however, the adviser expects to use available data from one or more third party vendors, such as statistics with respect to an issuer's carbon footprint, as information that the adviser considers in making its own investment decisions. The Staff reiterated its request that the Registrant identify in the principal investment strategies disclosure the primary third party data service provider that the adviser intends to use. The Staff also requested that the Registrant briefly summarize the provider's criteria or methodology in the principal investment strategies disclosure. The Staff requested that the Registrant consider any related principal risks to the Fund's use of third party data providers since the criteria used by the providers can differ significantly. The Staff noted that registration statements sometimes identify data service providers in example form. The Staff also requested that the Registrant confirm that that the adviser expects to use data only with respect to an issuer's carbon footprint, or clarify what other data or information the Fund is getting from multiple service providers.

    Response: The Registrant notes that it will revise the disclosure to clarify that:

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              "When considering the carbon or other climate-related
              characteristics of an issuer, or whether an issuer has a viable sustainability plan, Amundi US may use statistics and other available data from independent third parties, such as S&P Global Trucost, MSCI Inc., ISS ESG, CDP, and SBTi."

       Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz

                                                  Jeremy Kantrowitz

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